CSM

Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

08000930

SEC
Mail Processing
Section

FEB 08 2008

Washington, DC
104

Subject CSM nv, (SEC File No. 82-34886)

Date February 1, 2008

SUPPL

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following documents:

- Press release December 19, 2007: CSM sells QA Products in US
- Press release January 11, 2008: CSM consolidates its operations in Germany and France

The foregoing documents represent information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

Very truly yours,

M. Mantel-Weil

Mariëtte Mantel
CSM nv

Enclosure(s)

CSM

Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM SELLS QA PRODUCTS IN US

Diemen, the Netherlands, December 19, 2007 – CSM has reached agreement on the sale of QA Products in Elk Grove Village, Illinois (USA) to Kerry Group, an international manufacturer of food ingredients and flavors.

The transaction was completed on December 18, 2007. QA Products annual sales amount to approximately USD 35 million (€ 24 million). All 165 employees will be transferred to the new owner. QA Products is a leading manufacturer of decorations for the bakery and food industry.

Reinoud Plantenberg, member of the CSM Board of Management and responsible for Bakery Supplies North America comments: "The sale of QA Products is in line with our strategy to further focus on core activities and growth markets. Within Kerry Group, QA Products will be offered new opportunities to develop in specific markets."

For more information, please contact:
Press: Corporate Communications, tel. +31 (0)20 5906216
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, Brazil, and Asia, generates annual sales of € 2.4 billion and has a workforce of around 8,200 employees in 22 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

CSM

Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM CONSOLIDATES ITS OPERATIONS IN GERMANY AND FRANCE

Diemen, the Netherlands, January 11, 2008 – CSM intends to consolidate its bakery operations in Germany and France as part of its 3-S efficiency improvement program and to further strengthen the European-wide bakery organization.

In Germany, CSM will combine its artisan support staff (currently based in Bremen) with the Bingen-based support staff in Bingen, in order to optimize synergy within the organization. A key benefit of this move will be co-operation with the Innovation Center for Bakery Ingredients at Bingen. In addition a dedicated sales force will be developed for the artisan frozen product market to take advantage of growth opportunities in this market. This consolidation is expected to be completed by the end of 2008.

In France, CSM will discontinue production at the Creil-based facility, transferring it to other CSM locations in France and Germany. A letter of intent has been signed with a third party to take over the Creil facility and its work force.

All transfers will take place in a phased schedule to ensure uninterrupted supply and service to all customers.

For more information, please contact:
Press: Mirko Creyghton, Director Corporate Communications, tel. +31 (0)20 5906216 / cell phone +31 6 53527622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.4 billion and has a workforce of around 8,600 employees in 22 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

END